46

07029001

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lupus Capital plc

*CURRENT ADDRESS 85 Buckingham Gate
London SW1E 6PD

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

FILE NO. 82- 35175 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: BBS

DAT : 4/17/08

082-35775

Lupus Capital plc
Annual Report and Accounts
Year Ended 31 December 2005

AR/S
12-31-05

LUPUS CAPITAL

Lupus Capital

2 Chairman's statement
6 Directors
7 Directors' report
10 Corporate governance
13 Directors' remuneration report
15 Report of the independent auditors on the Group
16 Group income statement
17 Group balance sheet
18 Group statement of changes in equity
19 Group cash flow statement
20 Notes to the Group accounts
29 Report of the independent auditors on the Company
30 Company balance sheet
31 Notes to the Company accounts
34 Advisers
35 Form of proxy
37 Notice of Annual General Meeting

Lupus Capital aims to build shareholder value through the acquisition of industrial assets with the potential for development and the application of proven management skills and systems in order to achieve greater profitability.

Highlights

- Increased sales of over 13%
- £3.176 million pre tax profits, up almost 7% on adjusted 2004
- 0.41p dividend per share, up over 5%
- Continued strong cash generation

- Major acquisition for £84 million

Chairman's statement

The combination of developing our existing business together with a major acquisition has been exciting and stimulating and we would like to thank on behalf of Shareholders all our Employees and Advisers involved in the many complicated issues.

Greg Hutchings
Chairman
7 April 2006

Dear Shareholder,
The financial year ended 31 December 2005 was a very successful one for your company with increased sales, profits and dividends. Gall Thomson continued its growth record which included a fine performance from KLAW'S newly designed industrial quick release couplings. This was followed by an announcement on 3 March of our acquisition of Schlegel, an international door and window seal manufacturer for £84 million.

The combination of developing our existing business together with a major acquisition has been exciting and stimulating and we would like to thank on behalf of Shareholders all our Employees and Advisers involved in the many complicated issues.

Results for the year
It is very satisfying to be able to report to you an outstanding year for your company in relation to our existing business. Sales were up 13.2% to £7.479 million (2004: £6.607 million) and adjusted pre-tax profits increased 6.8% to £3.176 million (2004: £2.974 million) before the lesot charge and exceptional items. On an unadjusted basis for the above items the reported pre-tax result for 2004 was a loss of £5.050 million.

Dividend
A growing dividend has also been one of our objectives and we have been able yet again to achieve this with a series of proposed dividends.

We are recommending a final dividend for 2005 of 0.278p (2004: 0.264p) which is an increase of over 5%. This final dividend will be paid to Shareholders following the AGM, which we will be holding on 17 May 2006.

We also intend to pay a special interim dividend of 0.114p per Ordinary Share in respect of the quarter ending 31 March 2006 to shareholders on the register on 31 March 2006. This special interim dividend will be paid to Shareholders on 21 April 2006.

In addition we expect to pay, firstly, a further interim dividend of 0.049 for the first half of 2006. These two interims for existing Shareholders will make a total dividend for the first half of 2006 of 0.163p (0.132p) up 23% from the first half of 2005. Secondly, we are planning a final dividend for the six months ending 31 December 2006 of 0.292p (2005: 0.278p).

Thus we expect, in the absence of unforeseen circumstances, to declare dividends (including the special interim dividend) for the financial year ending 31 December 2006 totalling 0.455p. This is equivalent to a dividend yield of 3.25 per cent at the issue price of the shares for the acquisition and will mean an increase for existing Shareholders of almost 11 per cent over the level of 2005 dividends. It is the intention of the Board to maintain a progressive dividend policy in the future.

Acquisition
The purchase of Schlegel was completed on April 4 2006, the Shareholders having approved the deal on 29 March 2006.

Schlegel represents a very strong fit with Lupus' strategy of acquiring asset based, positive cash flow companies operating in industrial manufacturing, processes or services sectors. Lupus will look to grow the company and will work with the existing management to drive operational improvements through the business, to pursue organic growth opportunities and to make add-on acquisitions where they will add value. In addition it will form the foundations of a more substantial building products group.

Schlegel is a leader in the manufacturing and marketing of door and window seals and sold over 500 million metres in the year ended 31 December 2005. Core manufacturing competencies are continuously moulded urethane foam, narrow fabric textiles, and extruded plastics. As a leading producer of urethane foam (compression seals) and woven pile (sliding seals) for the window and door markets, seals are sold in more than 75 countries from seven manufacturing plants located around the world.

Also manufactured are related products such as cleaning brushes, static control

5.1%

The cash generation of our company is excellent and the Board is recommending a full year dividend increase of just over 5% to 0.41p per share (2004: 0.39p per share).

...defined strategy, a sound balance sheet, good operating activities..

...very disciplined with a clear focus...

devices for copiers and printers, speciality automotive products such as sunroof seals and truck spray suppressants, tractor seat trim and sway bar bushes. Schlegel currently has over 650 employees and more than 5,000 customers.

For the year ended 31 December 2005, sales were £69.293 million with profit before tax of £10.7 million before management charges.

Strategy

Our strategy is to build shareholder value through the acquisition of industrial assets with the potential for development using a spectrum of funding instruments, where with the application of our management skills and systems we can achieve greater profitability. Once they have been improved and potential long-term growth configurations installed, we would expect to realise a gain through a variety of exit mechanisms.

Our strategy is very similar to that which we developed at Tomkins plc, with one key exception. Institutional investors in the public markets are not sympathetic to public conglomerate organisations; they have, however, even though with very diverse interests, favoured private equity structures. We intend to follow private equity principles with investment exits by demergers or sale and cash returns to shareholders when appropriate.

The speed and management experience we possess together with the flexibility of being able to offer an on-going interest should give us a competitive edge over private equity competitors when negotiating transactions. In addition, we have proven management skills and systems, as well as the application of financial modelling.

Our approach to sectors will be very disciplined and with a clear focus. Target companies will be involved in industrial manufacturing, processing or services or distribution for industries, businesses or consumers. Retailing, financial services, property and media are outside our range. Our key requirements are asset based, positive cash flow, industrial activities with potential for development. In addition we will target fragmented industries, seek consolidations, as well as develop organic growth opportunities.

We will choose to operate in stable markets where the technology is low-risk rather than markets exposed to quick innovation and sudden obsolescence. We prefer to sell high quantities of inexpensive items or fulfil a high volume of contracts as opposed to a small number of very significant cost constituents.

We expect to inject our management skills, operating systems, financial control mechanisms and strategy experience to improve profitability and financial efficiency.

Our industrial focus and business experience of acquiring, stabilising, controlling, investing in and developing businesses, together with a strong existing operation gives Lupus Capital plc exciting prospects.

Current status

Lupus Capital plc is now listed on the Alternative Investment Market (AIM). As of 7 April 2006 our market capitalisation was approximately £93 million. The Gall Thomson and Schlegel businesses are our only operating activities.

Business of Gall Thomson Environmental Limited

Gall Thomson is the world's leading supplier of marine breakaway couplings. Its subsidiary, KLAW is a supplier of industrial couplings including quick release couplings and breakaway couplings.

A Gall Thomson marine breakaway coupling is used in the oil and gas industry to enable a loading line to part safely and then to shut off the product supply in the event of a vessel moving off station during the loading or discharging of oil and gas products, whether at offshore moorings or jetty terminals. The purpose of the breakaway coupling is to prevent environmental pollution without damage to pumping and transfer equipment. Gall Thomson also supplies the quick release Welin Lambie camlock coupling which is

Chairman's statement

used in the hose and loading arm system for the transfer of oil and gas products.

The greater number of our couplings are designed and made to order for the major oil producers. Stock and working capital levels are thus easily visible. There is also an increasing demand for refurbishment of our products which have been in use for many years and exposed to the elements.

The excellence of the couplings and their technology together with the huge environmental and financial consequences of risking less established products gives Gall Thomson a significant advantage and strong market share.

The principal activity of KLAW is that of the manufacture, assembly and distribution of industrial quick release couplings to the oil and gas industries, such as refining, exploration and construction. They are also used in the transportation of product by road and rail.

Outlook
Gall Thomson is a reliable business and looks forward to maintaining its success. There are opportunities in most areas of the world due to an increase in world floating production systems, as well as the traditional Single Point Mooring business. The drive to exploration in deeper waters (greater than 1,000 metres) which require off loading techniques as opposed to pipeline infrastructure, provides a sound basis for the Gall Thomson business in the short and long term. KLAW continues to grow having had a record year in 2005 as a result of it entering new markets with successfully developed products.

We are very excited about the progress that we are making with your company. Our results are good, backed up by strong cash generation and a progressive dividend policy. The purchase of Schlegel, a leading building products manufacturer, is yet another step in creating a successful growing international business.

The acquisition of Schlegel is going well and we are on the way to integrating it within Lupus. Our end markets are international and varied but in general are stable. We see many opportunities to develop this business.

We have a defined strategy, a sound balance sheet, good operating activities generating cash and an enthusiastic entrepreneurial management team ambitious to drive Lupus Capital plc forward. I am confident that we have the right platform to deliver further value for shareholders.

Greg Hutchings
Chairman
7 April 2006

Business review

Lupus' results for the year ended 31 December 2005 have been prepared in accordance with IFRS, as required for companies quoted on the Official List. In 2006 Lupus will report in accordance with UK GAAP. The financial records of Schlegel are currently kept in accordance with UK GAAP. In Lupus' view it is unlikely that the work necessary to convert Schlegel to IFRS reporting will be completed by the time of the publication of the Enlarged Group's interim results. Consequently, to ensure that a common reporting regime is applied, the Enlarged Group will report its 2006 results in accordance with UK GAAP.

Turnover

Turnover for 2005 increased by 13.2% to £7.479 million (2004: £6.607 million). This increase is mainly due to faster growing sales of KLAW products which reflects the broader marketing of these products at trade shows and exhibitions.

The majority of products sold are incorporated into large projects for the major oil companies around the world which are either carried out by the oil companies themselves or frequently by their sub-contractors. Undertakings of this nature may extend over a number of years with the requirement for delivery of products varying depending upon the degree of completion of the project.

Consequently, sales into a particular region will be volatile from year to year given the stage of completion of the projects being undertaken and the capital nature of the products being sold.

Profitability

Lupus measures its performance by reference to the profit of the continuing business activity before lesot charge, exceptional items and taxation ("Adjusted Profit"). Below is a reconciliation of Adjusted Profit to profit/(loss) before taxation.

Reconciliation of Adjusted Profit to profit/(loss) before taxation

	2005 £'000	2004 £'000
Profit/(loss) before taxation	**3,176**	(5,050)
Lesot charge	**—**	6,715
Exceptional items	**—**	1,309
Adjusted Profit	**3,176**	2,974

Adjusted Profit in 2005 increased by 6.8% to £3.176 million (2004: £2.974 million). This improvement was achieved as a result of a strong performance in sales, particularly at KLAW which in turn had the impact of varying the group gross margin. Administrative costs (excluding lesot charge and, exceptional expenses) increased in 2005 by £0.358 million, which were partly offset by interest receipts that were higher by £0.063 million.

Interest

The net interest income reflects the increase in the cash position of the Company with interest income in 2004 of £0.027 million and in 2005 of £0.09 million.

Taxation

The tax charge for 2005 was £1.025 million reflecting an effective underlying rate of 32.2%. In 2004 although a loss was reported, there was a tax charge of £0.538 million. This was due to a number of items not being allowed for tax purposes the most significant of which was the lesot charge.

Capital resources

On Completion of the Schlegel transaction, Lupus has new debt facilities comprising a £35 million term loan and a £10 million working capital facility. The Group will meet its ongoing commitments out of operating cashflows and will also be able to utilise the £10 million working capital facility and its cash balances to meet such commitments, if required.

Treasury and risk management

Lupus had various financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments was undertaken.

The Board reviews and agrees policies for managing each financial instrument risk.

The Board periodically reviews any exposure Lupus may have to interest rate fluctuations.

Lupus' subsidiary, Gall Thomson, conducts part of its business in US dollars. Gall Thomson buys forward the value of the orders awarded in order to lock in the exchange rate at that time.

With the acquisition of the Schlegel business, the Group will trade in a number of currencies. Additionally with the term loans that have been used to finance the acquisition of Schlegel, the Group is exposed to interest rate movement. A currency and interest rate hedging policy has been approved by the Board with regard to the Schlegel acquisition.

Directors

Greg Hutchings (aged 59)
Executive Chairman
Mr Hutchings became a director and Executive Chairman immediately following the Extraordinary General Meeting on 16 February 2004, in accordance with the proposals set out in the circular to shareholders dated 21 January 2004.

Mr Hutchings joined Tomkins plc in 1983 and held the post of Chief Executive or Chairman from January 1984 until he stepped down in October 2000. Over the sixteen year period to 30 April 2000 Tomkins plc annual profit before tax and exceptional items rose from £1.6 million to £473.6 million with uninterrupted growth, year on year, in earnings per share. Compound growth in earnings per share over this period was around 26% per annum and compound growth of dividends per share was over 24% per annum. In the year to 30 April 2000 Tomkins plc earnings per share and dividends increased by 15%.

Denis Mulhall (aged 54)
Executive Director
Mr Mulhall was appointed a director on 23 February 2004. From 1988 to 1993 Mr Mulhall worked alongside Mr Hutchings at Tomkins plc. He left Tomkins plc to join Berisford plc, firstly as Chief Financial Officer and then Chief Operating Officer, seeing the transformation of the company from a shell to a market capitalisation of £700 million. Recently he was Chief Financial Officer at Oxford GlycoSciences Plc.

Frederic Hoad (aged 66)
Non-executive Director
Frederic Hoad, appointed in November 2002, is currently a non-executive director of a number of private companies and Aviva plc subsidiaries. Before his retirement in 1996, he spent 28 years at Commercial Union, where, amongst a number of senior positions, he was head of Corporate Finance, head of Overseas Division Finance and head of Private Equity Investment.

Roland Tate (aged 49)
Non-executive Director
Roland Tate MA, appointed in November 2002, is Managing Director of Tiger Corporate Finance Ltd, an independent corporate finance house which he formed in 2005 following a period as Director of Corporate Finance at RMT, a regional independent firm of business advisers based in Newcastle. After a period of working in the oil & gas sector, he spent eight years as an executive and director at three private equity investment organisations and was appointed non-executive director of several venture capital businesses. In 1995 he joined PricewaterhouseCoopers and subsequently KPMG as a Corporate Finance Director, where he gained considerable experience in mergers and acquisitions.

Konrad Legg (aged 62)
Non-executive Director
Konrad Legg resigned from the Board on 17 January 2005. He had been non-executive Chairman of the Company up to 16 February 2004 and senior non-executive director subsequently.

Directors' report

The directors present their annual report and the Group accounts for the year ended 31 December 2005.

Principal activities
The Company is a holding company. The principal activity of its main operating subsidiaries is the manufacture, supply and distribution of goods and incidental services to the oil and gas industries. The Company's strategy is to build shareholder value through the acquisition of industrial assets with the potential for development and the application of proven management skills and systems to achieve greater profitability.

Future developments
The statement by the Chairman set out on pages 2 to 4 contains details of the progress of the Group during the year together with an indication of future developments.

Results and dividends
The Group profit for the year after taxation amounted to £2,151,000 (2004: restated loss £5,588,000). After paying the final dividend of 2004 and the interim dividend of 2005, together amounting to £941,000 (2004: restated £851,000) the balance of £1,210,000 (2004: restated loss £6,439,000) has been retained.

The directors are recommending the payment of a final dividend of 0.278p per share (2004 0.264p per share) absorbing £661,000 (2004: £627,000). The aggregate ordinary dividend for the year amounts to 0.41p per share (2004: 0.39p per share). This recommended dividend is not reflected in the financial statements. If approved by shareholders at the Annual General Meeting on 17 May 2006, it will be paid on 22 June 2006 to shareholders on the register on 2 June 2006.

Post balance sheet event
As described in note 23 in the accounts, the acquisition of the building products business of Schlegel was completed on 4 April 2006. As a consequence, the number of shares in issue increased to 616,267,715.

The Board
The directors who have held office during the last financial year and in the subsequent period to the date of this report are described on page 6.

The non-executive directors are entirely independent. There were no contracts subsisting during or at the end of the year in which a director was or is materially interested. The Company maintains a policy of insurance against directors' and officers' liabilities.

A description of the Board's method of operation, its work during the year and that of its committees, is given in the report on Corporate Governance on pages 10 to 12.

Re-election of directors
Mr Hoad retires by rotation and, being eligible, will seek re-election.

Directors' report

Directors' interests

The directors' interests in the share capital (all beneficially held) of the Company were as follows:

	At the date of this report Ordinary shares	31 Dec 2005 Ordinary shares	31 Dec 2004 Ordinary shares
Greg Hutchings	**31,666,666**	23,750,000	23,750,000
Denis Mulhall	**4,750,000**	2,800,000	2,800,000
Konrad Legg	**N/A**	N/A	875,000
Frederic Hoad	**533,333**	325,000	325,000
Roland Tate	**463,919**	160,348	161,196

The small change to Mr Tate's holding during the year ended 31 December 2005 was the unintended consequence of a technical adjustment. Both non-executive directors' shareholdings are not considered sufficiently significant to affect their independence.

On 26 March 2004 the Company allotted 47,539,257 new ordinary shares to the trustees of the Lupus Employee Share Ownership Trust ("the lesot") under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004.

In connection with the post balance sheet event descibed above, the lesot applied for and received its full entitlement under the open offer of 15,846,419 shares, taking its total holding to 63,385,676 shares.

The potential beneficiaries of the lesot include the family of Greg Hutchings, Executive Chairman of the Company. Under the terms of the incentive arrangements any shares appointed to the benefit of any employee or his family in respect of this award and any award in the second period of the arrangements will revert to the lesot if that employee ceases to be employed by the Company on or before 31 December 2005, or if later, within 12 months following the allotment of shares in respect of the second period and no shares shall be appointed to be held for the family of any employee if, at the date of the appointment, the employee concerned is not employed by the Company.

Substantial shareholders

In addition to the holdings of certain of the directors and of the lesot described above, at the date of this report the Company had been notified of the following interests comprising 3% or more of its issued share capital:

	Ordinary shares	%
AXA S.A.	36,704,761	6.0
Schroder Investment Management	35,714,285	5.8
Polar Capital Partners	23,571,428	3.8

Auditors

In accordance with section 385 of the Companies Act 1985, an ordinary resolution to re-appoint Grant Thornton UK LLP as auditors will be proposed at the Annual General Meeting; this is item 4 in the Notice of Meeting.

Creditors payment policy
Group operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is Group policy that payments to suppliers are made in accordance with all relevant terms and conditions. Creditor days for the Group have been calculated at 26 days.

Safety, health and the environment
The Board recognises that the highest standards in safety, health and environmental issues are an essential part of sound business practice. The Board is committed to improving the impact on the environment from any of its operations and to incorporating the principles of sustainable development.

Going concern
After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and accordingly they have adopted the going concern basis in preparing the accounts.

By order of the Board

Cavendish Administration Limited
Company Secretary
7 April 2006

Corporate governance

The directors acknowledge the importance of the Principles set out in the Combined Code, as issued in revised form in 2003 by the Financial Reporting Council and have put in place a framework for corporate governance which it believes is appropriate for the Company, as follows:

The Board

Board composition

Prior to 16 February 2004, the Board comprised an independent non-executive Chairman, Mr Legg, and two independent non-executive directors, Mr Hoad and Mr Tate. On 16 February 2004, Mr Hutchings was appointed Executive Chairman and on 23 February 2004 Mr Mulhall became an executive director. Mr Legg ceased to be Chairman and became the senior of three independent non-executive directors. On 17 January 2005, Mr Legg resigned from the Board and Mr Hoad succeeded him as senior non-executive director.

Both Mr Hutchings and Mr Mulhall are engaged full-time on the Company's business and have no outside interests that conflict with their responsibilities to the Company. Mr Hutchings is a governor of the Museum of London. Mr Mulhall is non-executive chairman of RingProp plc, an AIM listed company. All non-executive directors are independent.

How the Board operates

The Board meets regularly and is responsible for strategy, performance and the framework of internal controls. The Board has a formal schedule of matters specifically reserved to it for decision. Responsibility for the day-to-day operational management of Gall Thomson Environmental Limited is delegated to the directors of that company. To enable the Board to discharge its duties, all directors receive appropriate and timely information. The Company Secretary distributes briefing papers to all directors in advance of Board meetings. All directors have access to the advice and services of the corporate Company Secretary, which is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The appointment and removal of the Company Secretary is a matter for the Board as a whole. In addition, procedures are in place to enable the directors to obtain independent professional advice in the furtherance of their duties, if necessary, at the Company's expense.

Board meetings

During the year ended 31 December 2005, there were five meetings of the Board, including one meeting held by the executive directors in committee. Participation in the meetings was as follows: Mr Hoad, four meetings; Mr Tate, four meetings; Mr Hutchings, five meetings; Mr Mulhall, five meetings.

Evaluation of performance and re-election of directors

In view of the Board's expectation that its size and composition would soon change as the result of an acquisition, a formal internal evaluation of the Board was not carried out during the period under review. A procedure for carrying out such reviews in future years has been discussed and approved.

All directors are subject to re-election by the shareholders at Annual General Meetings at a maximum interval of three years. The Articles of Association provide that directors appointed by the Board will be subject to re-election at the first AGM thereafter.

Remuneration

A report on directors' remuneration is included on pages 13 to 14.

Board committees

The Board has formed an Audit and Corporate Governance Committee, a Remuneration Committee and a Nominations Committee, each comprised of all independent, non-executive directors. The existence of the committees ensures that time is allocated on a formal basis to consider relevant issues.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee meets at least twice a year and considers the appointment and fees of the external auditors and discusses the scope of the audit and its findings. The Committee is also responsible for monitoring compliance with accounting and legal requirements and for reviewing the annual and interim financial statements. This committee is chaired by Mr Hoad.

During the year ended 31 December 2005 the Committee held two meetings. Both non-executive directors attended both meetings.

The Audit Committee also reviews any non-audit services provided by the auditors. Such services have been, and are, limited to the provision of tax compliance work and tax advice. The Committee considers that such services can be provided most efficiently and economically by the same firm as that conducting the audit. The Committee is satisfied that the provision of such services does not in any way prejudice the objectivity and independence of the auditors.

The Committee has not recommended the establishment of an internal audit function, because during the year ended 31 December 2005 the Group had only one active subsidiary (together with its subsidiary) outside London, whose operations are closely monitored by the executive directors. However, following the acquisition of Schlegel, this policy will be kept under active review.

Remuneration Committee
The Remuneration Committee considers and approves the remuneration and benefits (if any) of the directors. The Committee also determines the remuneration of the directors of Gall Thomson Environmental Limited and of the service providers contracted to perform executive functions for the Group.

The membership and work of the Committee during the year ended 31 December 2005 is described in detail in the directors' remuneration report on page 13.

Nominations Committee
The Nominations Committee identifies and nominates candidates for the office of director of the Company. It meets as and when required and is chaired by Mr Tate. The Committee did not meet during the year ended 31 December 2005.

Internal control
The directors acknowledge that they are responsible for the Group's system of internal controls and for reviewing the effectiveness of those controls. The Board, including the executive directors, reviews the internal control framework on an ongoing basis.

Procedures have been developed to safeguard assets against unauthorised use or disposition and to maintain proper accounting records to provide reliable financial information both for internal use and for publication. In accordance with the guidance of the Turnbull Committee on internal control, the procedures are regularly reviewed in the light of an ongoing process to identify, evaluate and manage the significant risks faced by the Company. The process has been in place for the full year under review and up to the date of the approval of the annual report and financial statements. The procedures are designed to manage rather than eliminate risk and can only provide reasonable and not absolute assurance against material misstatement or loss.

Relations with shareholders
Communications with shareholders are given high priority and there is a regular dialogue with institutional shareholders.

The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Details of resolutions to be proposed at the Annual General Meeting on 17 May 2006 can be found in the Notice of the Meeting on page 37.

The Company has set up a website www.lupuscapital.co.uk which shareholders, investors and other interested parties may access. The website permits users to download copies of published financial reports, press releases and Stock Exchange announcements.

Statement by directors on compliance with the provisions of the combined code
The Company has been in compliance with the provisions of The Combined Code throughout the year to 31 December 2005, except as follows:

The Board, with only two executive directors, having carefully considered the position, structure and strategy of the Group, believes that the nature of the Group with its focus on identifying, acquiring and reinvigorating businesses makes it appropriate for the role of chairman to carry executive responsibility.

A formal internal evaluation of Board performance was not carried out during the year ended 31 December 2005.

Corporate governance

Directors' responsibilities for the financial statements

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and International Financial Reporting standards as adopted by the European Union.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' remuneration report

This report has been prepared in accordance with the requirements of Schedule 7A to the Companies Act 1985. An ordinary resolution for the approval of this report will be put forward at the forthcoming Annual General Meeting.

Information not subject to audit

Remuneration Committee and advisers

As explained on page 11, the Remuneration Committee of the Board comprises all independent non-executive directors of the Company. It is chaired by Mr Hoad and is responsible for determining and reviewing the terms of appointment and the remuneration of the directors of the Company.

During the year ended 31 December 2005, the Committee met once. Mr Hoad and Mr Tate attended the meeting.

The Remuneration Committee may utilise independent advice when it considers it appropriate. No such advice was taken during the year ended 31 December 2005.

Remuneration policy

Mr Hutchings was appointed Executive Chairman on 16 February 2004 at a salary consistent with those responsibilities. Mr Mulhall was appointed an executive director on 23 February 2004 at a salary consistent with his responsibilities.

The Remuneration Committee reviewed the remuneration of the executive directors during the year ended 31 December 2005 and concluded that no changes should be made. The Board reviewed the fees of the non-executive directors and again concluded that it was appropriate for the existing level to be maintained unchanged. The policy for future years will be to pay remuneration to directors at a level consistent with their responsibilities and with the scope of the Group.

Service Agreements

Prior to 16 February 2004, no director had a service contract with the Company. Following the approval by shareholders on 16 February 2004 of the proposals described in the circular dated 21 January 2004, a service agreement between the Company and Mr Hutchings became effective. Under the service agreement Mr Hutchings is entitled to receive an annual salary of £150,000, to membership of a private medical expenses arrangement and permanent health insurance cover. Mr Hutchings is entitled to participate from time to time in any bonus arrangements the Board may establish. The agreement is terminable on not less than 12 months' notice by either party.

Mr Mulhall was appointed a director on 23 February 2004. Under the terms of his service agreement Mr Mulhall is entitled to receive an annual salary of £75,000, to membership of a private medical expenses arrangement and permanent health insurance cover. Mr Mulhall is entitled to participate from time to time in any bonus arrangements the Board may establish. The agreement is terminable on not less than 12 months' notice by either party. The non-executive directors have letters of appointment, which, since 16 February 2004, provide a notice period of one month. All directors are subject to re-election by shareholders at a maximum interval of three years.

Performance

The chart below compares the performance of the Company's shares, with dividends reinvested, with that of the FTSE All-Share Index (Total Return). This index has been selected as providing the best comparison available to the dividend-inclusive performance of a company of the size and type of Lupus Capital plc.


300
250
200
150
100
50
Lupus
FT All-Share Index
(Total return)
01/01/01
31/12/01
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31/12/03
31/12/04
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Directors' remuneration report

Information subject to audit
Remuneration
The remuneration payable in respect of the year ended 31 December 2005 was as follows:

	Fees £	Benefits £	Total 2005 £	Total 2004 £
Konrad Legg	917	—	**917**	22,500
Frederic Hoad	18,000	—	**18,000**	17,500
Roland Tate	18,000	—	**18,000**	17,500
Greg Hutchings	150,000	837	**150,837**	131,592
Denis Mulhall	75,000	523	**75,523**	65,866
Total	261,917	1,360	**263,277**	254,958

Mr Legg resigned from the Board on 17 January 2005. The fees of Mr Legg were payable to Tudeley Holdings Limited and those of Mr Hoad to Hoad & Co (Consultants) Limited; those of Mr Tate were paid to RMT up to 21 January 2005 and thereafter to Tiger Corporate Finance Limited.

Share options, long term incentive schemes and bonuses
A new incentive scheme and an employee benefit trust were put into place during 2004, in order to provide incentives for the executive directors and employees to achieve value for shareholders. The details of these were described in the circular to shareholders dated 21 January 2004. They were approved by shareholders at the Extraordinary General Meeting on 16 February 2004.

In the document sent to shareholders on 6th March 2006 in order to approve the acquisition of Schlegel it was proposed that the existing Share Incentive Scheme would be amended. In the light of the Acquisition and its timing, the Remuneration Committee wishes to include the Schlegel management team in the Group's existing Share Incentive Arrangements. The Remuneration Committee has recommended that, now the Acquisition has been completed, the dates in the Subscription Agreement between Lupus and the Iesot be amended to concur with the period of the three financial years ending 31 December 2008*, with the Trustees of the Iesot being permitted to subscribe for Ordinary Shares until 31 August 2009. All other aspects of the Share Incentive Arrangements will remain unchanged. These amendments to the Share Incentive Arrangements are subject to approval by Shareholders and correspondingly a resolution is included at the AGM.

*(instead of the 3 years ending 31 December 2007).

Pensions
During 2005 there were no defined benefit pension entitlements and no pension payments were made in respect of the current directors.

By order of the Board

Cavendish Administration Limited
Company Secretary
7 April 2006

Report of the independent auditors to the members of Lupus Capital plc

We have audited the group financial statements of Lupus Capital plc for the year ended 31 December 2005, which comprise the principal accounting policies, the group income statement, the group balance sheet, the group cash flow statement, the group statement of changes in equity and the related notes 1 to 23. These group financial statements have been prepared on the basis of the accounting policies set out therein.

We have reported separately on the parent company financial statements of Lupus Capital plc for the year ended 31 December 2005 and the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Chairman's Statement, the Directors' Report and the Corporate Governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion:
- the group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the group's affairs at 31 December 2005 and of its profit for the year then ended; and
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Grant Thornton UK LLP
Chartered Accountants and Registered Auditors
London
7 April 2006

Group income statement

For the year ended 31 December 2005

	Note	2005 £'000	2004* £'000
Revenue	3	**7,479**	6,607
Cost of sales		**(2,213)**	(1,838)
Gross profit		**5,266**	4,769
Administrative expenses			
- administrative expenses	3	**(2,180)**	(1,822)
- lesot charge	3	**—**	(6,715)
- exceptional restructuring costs		**—**	(1,309)
Total administrative expenses		**(2,180)**	(9,846)
Operating profit/(loss)	3	**3,086**	(5,077)
Interest receivable and similar income	5	**316**	251
Interest payable and similar charges	5	**(226)**	(224)
Profit/(loss) on ordinary activities before taxation		**3,176**	(5,050)
Taxation	6	**(1,025)**	(538)
Profit/(loss) on ordinary activities attributable to shareholders of the company		**2,151**	(5,588)
Earnings per share - basic and diluted	8	**0.90p**	(2.49p)

*Restated under FRS (see note 2).

There was no recognised income and expense other than the profit for the year.
All results relate to continuing operations.

Group balance sheet

As at 31 December 2005

	Note	2005 £'000	2004* £'000
Non-current assets			
Intangible assets	9	**11,421**	11,421
Property, plant and equipment	10	**443**	396
		11,864	11,817
Current assets			
Inventories	11	**331**	251
Trade and other receivables	12	**2,965**	2,323
Cash and cash equivalents	19	**2,654**	1,649
		5,950	4,223
		17,814	16,040
Current liabilities			
Finance lease obligations		**(1)**	—
Current tax		**(718)**	(518)
Trade and other payables	13	**(1,196)**	(854)
		(1,915)	(1,372)
Non-current liabilities			
Finance lease obligations	14	**(2)**	—
Deferred tax	14	**(19)**	—
		(21)	—
Net assets		**15,878**	14,668
Capital and reserves			
Called up share capital	17	**1,188**	1,188
Merger reserve	18	**10,389**	10,389
Lesot reserve	18	**—**	(8,201)
Profit and loss account	18	**4,301**	11,292
Shareholders' funds		**15,878**	14,668

*Restated under IFRS (see note 2).

The financial statements were approved by the Board on 7 April 2006.

Greg Hutchings
Chairman

Denis Mulhall
Director

Group statement of changes in equity

For the year ended 31 December 2005

	Note	2005 £'000	2004* £'000
Opening equity	2	**14,668**	13,161
Profit/(loss) for the financial year	2	**2,151**	(5,588)
Lesot cost included in loss for the year		—	6,715
Shares issued net of costs		—	1,231
Dividends paid or legally committed to be paid on ordinary shares	7	**(941)**	(851)
Closing equity		**15,878**	14,668

*Restated under IFRS (see note 2).

Group cash flow statement

For the year ended 31 December 2005

	Note	2005 £'000	2004* £'000
Cash flows from operating activities			
Operating profit/(loss)		**3,086**	(5,077)
Depreciation		**58**	55
Movement in inventories		**(80)**	—
Movement in receivables		**(642)**	548
Movement in payables		**342**	(575)
Lesot cost included in operating loss		**—**	6,715
Interest received		**316**	252
Interest paid		**(226)**	(221)
UK corporation tax paid		**(806)**	(489)
Net cash inflow from operating activities		**2,048**	1,208
Investing activities			
Property, plant and equipment		**(102)**	(36)
Net cash outflow from investing activities		**(102)**	(36)
Financing			
Issue of shares net of costs		**—**	1,231
Equity dividends paid		**(941)**	(851)
Net cash (outflow)/inflow from financing activities		**(941)**	380
Increase in cash and cash equivalents	19	**1,005**	1,552

*Restated under IFRS (see note 2).

Notes to the Group accounts

1. Accounting policies

1.1 Going concern basis

The financial statements have been prepared on the going concern basis.

1.2 Accounting convention

The financial statements have been prepared on a historical cost basis in accordance with applicable International Financial Reporting Standards (IFRS) as adopted by the EU and with IFRS1 "First time adoption of International Financial Reporting Standards".
The comparative information for the year ended 31 December 2004 was previously reported under applicable UK accounting standards (UK GAAP) and has been restated where necessary. The relevant changes of accounting policies are as follows:

(a) Goodwill
The previous requirement to amortise goodwill is replaced by an impairment review of the value of the Company's investments.
The directors have conducted an impairment review and have concluded that the value at which Gall Thomson Environmental Limited (Gall Thomson) was stated in the Company's balance sheet at 1 January 2004 and the value at which KLAW Products Limited was stated in the balance sheet of Gall Thomson at 1 January 2004 are not greater than the realisable values of those investments. Therefore the carrying value of goodwill is the value as at 1 January 2004 and no further provision has been made against that value.

(b) Dividends
Dividends payable are no longer recorded as liabilities until a legal requirement to pay them has arisen. As explained in note 7 below, payment of the final dividend for the year 2004 did not become a legal obligation of the Company until after 30 June 2005. Therefore this dividend is added back to the shareholders' funds previously shown as at 31 December 2004 and is not deducted from shareholders' funds as at 30 June 2005. During the comparative period ended on 30 June 2004, the final dividend for the year ended 31 December 2003 had become a legal obligation of the Company, having been approved by shareholders at the AGM in May 2004 (although it had not yet been paid in cash).

The financial effects of these changes upon the results for the year ended 31 December 2004 are set out in note 2 below.

1.3 Basis of consolidation

The Group financial statements consolidate those of the Company and its subsidiary undertakings (see note 22) drawn up to 31 December each year.

1.4 Revenue

Revenue represents the value of work completed for customers during the year net of VAT.

1.5 Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand as well as short-term highly liquid investments such as money market instruments and bank deposits. Money market instruments are financial assets carried at fair value through profit or loss.

1.6 Financial instruments

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.
Trade payables are stated at their nominal amount.

1.7 Bank borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received. All borrowing costs are expensed as incurred, on an accruals basis, to the Group income statement using the effective interest rate method.

1.8 Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. Depreciation is provided on all assets except freehold land at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its expected useful life, at the following annual rates:

Freehold buildings	2%
Plant and machinery	15% to 25%
Motor vehicles	20% to 25%

The carrying values of tangible fixed assets are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying value may not be recoverable.

1.9 Leasing

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

1.10 Inventories

Inventories were valued at the lower of cost and net realisable value. Cost is determined on a purchase cost basis. Work-in-progress includes materials and labour costs and an appropriate proportion of overheads incurred on uncompleted contracts at the year end.

1.11 Pensions

The Group operates defined contribution pension schemes within Gall Thomson Environmental Limited. Contributions are charged to the profit and loss account as incurred.

1.12 Deferred taxation

Income tax expense represents the sum of the current tax and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates enacted at the balance sheet dates and that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

1.13 Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the Group income statement.

1.14 Share-based employee remuneration

All share-based payment arrangements are recognised in the consolidated financial statements. The group operates an equity-settled share-based remuneration plan for remuneration of its employees.

All employee services received in exchange for the grant of any share-based remuneration are measured at their fair values. These are indirectly determined by reference to the fair value of the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based remuneration is ultimately recognised as an expense in profit or loss with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Upon exercise of share options, the proceeds received net of any directly attributable costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

Notes to the Group accounts

2. Reconciliation of effect of adoption of IFRS

The restatements required by the changes in accounting policy, as set out in note 1 above, are as follows:

(a) Loss after taxation

	Year ended 31 December 2004 £'000
Loss for the financial year, as previously stated under UK GAAP	(6,328)
Amortisation of goodwill written back	740
As reported under IFRS	(5,588)

(b) Net assets

	At 1 January 2005 £'000	At 1 January 2004 £'000
Opening net assets, as previously stated under UK GAAP	**13,301**	12,610
Proposed dividends written back	**627**	551
Amortisation of goodwill added back	**740**	—
As reported under IFRS	**14,668**	13,161

3. Revenue and operating profit

Revenue is attributable to the continuing operations of Gall Thomson Environmental Limited and its subsidiary, stated net of VAT. All revenue is based in the United Kingdom and is related to oil services.

	2005 £'000	2004 £'000
Revenue	**7,479**	6,607
Cost of sales	**(2,213)**	(1,838)
Gross profit	**5,266**	4,769
Administrative expenses	**(2,180)**	(3,131)
Operating profit, before lesot charge	**3,086**	1,638

Revenue by destination

	2005 £'000	2004 £'000
United Kingdom	**990**	622
Other European countries	**3,839**	2,049
North America	**908**	594
South America	**388**	141
Africa	**39**	161
Middle East	**706**	1,971
Asia Pacific	**609**	1,069
Total	**7,479**	6,607

Operating profit is stated after charging

	2005 £'000	2004 £'000
Depreciation of property, plant and equipment - owned assets	**58**	55
Operating lease rentals - land and buildings	**86**	84
Auditors' remuneration - audit services	**36**	19
Auditors' remuneration - other services	**14**	8
Foreign exchange (profit)/loss	**(39)**	29

The other services provided by the auditors related to the provision of taxation services which the directors consider it cost effective for the auditors to provide.

Segmental analysis

All profits, losses and net assets in the year ended 31 December 2005 and 31 December 2004 were attributable to oil services, which are deemed to be continuing activities.

4. Employees

Number of employees

The average monthly number of employees (including directors) of the Group during the financial year was:

	2005 Number	2004 Number
Administration	**15**	16
Operations	**18**	16
	33	32

Employment costs

Employment costs of these employees during the year were as follows:

	2005 £'000	2004 £'000
Wages and salaries	**1,565**	1,310
Social Security costs	**192**	158
Other pension costs	**85**	83
	1,842	1,551

Full details of directors' remuneration are contained in the audited part of the Directors' remuneration report on page 14.

5. Interest receivable and payable

	2005 £'000	2004 £'000
Bank interest receivable	**316**	251
Interest payable on bank overdraft	**(226)**	(224)
	90	27

6. Taxation

a) Factors affecting the tax charge in the year:

The tax assessed for the year differs from the standard rate of tax in the UK (30%). The differences are explained below:

	2005 £'000	2004* £'000
Profit/(loss) from ordinary activities before taxation	**3,176**	(5,050)
Rate of corporation tax in the UK of 30% (2004: 30%)	**952**	(1,515)
Effects of:		
Expenses not deductible for tax purposes:		
Charge in respect of transfer of shares to Iesot	**—**	2,014
Legal charges in respect of share issues	**—**	63
Other items	**42**	2
Capital allowances in advance of depreciation	**12**	(3)
Other timing differences	**19**	(69)
Corporation tax rate difference	**—**	(8)
Offset of Advanced Corporation Tax	**—**	(5)
Adjustment in respect of prior periods	**—**	59
Current tax for the year	**1,025**	538
Comprising		
Current tax expense	**1,006**	539
Deferred tax expense	**19**	(1)
	1,025	538

*Restated under IFRS (see note 2).

Notes to the Group accounts

6. Taxation continued

b) Factors that may affect future tax charges:

There are estimated tax losses of £11,954,000 (2004: £11,954,000) within the Group, comprising capital losses of £6,760,000 and other tax losses of £5,194,000. As the future use of these losses is uncertain, in accordance with the Group's accounting policy no deferred tax asset has been recognised in respect of them.

The amounts of deferred tax not recognised are as follows:

	2005 £'000	2004 £'000
Tax losses	**(1,558)**	(1,558)
Capital losses	**(2,028)**	(2,028)
Other short term timing differences	**—**	—
	(3,586)	(3,586)

7. Dividends

	2005 £'000	2004* £'000
Dividends reflected in the financial statements:		
Interim dividend at 0.132p per share (2004: 0.126p)	**314**	300
Final dividend paid for the year 2004 at 0.264p (2003: 0.25p)	**627**	551
	941	851
Dividends not reflected in the financial statements:		
Proposed final dividend for the year 2005 at 0.278p per share (2004: 0.264p)	**661**	627

*Restated under IFRS (see note 2).

8. Earnings/(loss) per share

The calculation of basic earnings per share is based on the profit after taxation for the financial year and on a weighted average number of shares in issue during the year of 237,696,286 ordinary shares of 0.5p (2004: weighted average 224,306,337). There are no dilutive instruments in issue.

9. Intangible fixed assets

Intangible fixed assets comprise goodwill arising on consolidation of Gall Thomson Environmental.

	Goodwill arising on consolidation £'000
Net book value, as restated under IFRS (see note 2)	
At 1 January 2005 and at 31 December 2005	11,421

All goodwill relates to the ongoing business stream in Gall Thomson and the single activity of the Group. The recoverable amount was determined on its value in use calculation using a detailed three year forecast followed by an extrapolation of expected cash flows at the growth rates below:

	2005	2004
Growth rates	**0%**	0%
Discount rate	**5.7%**	5.7%

The key assumptions for the business include stable operating margins, based on past experience.

10. Property, plant and equipment

	Freehold land and buildings £'000	Plant and machinery £'000	Motor vehicles £'000	Total £'000
Gross carrying amount	207	424	8	639
Accumulated depreciation and impairment	(34)	(182)	(8)	(224)
Carrying amount 1 January 2004	173	242	—	415
Gross carrying amount	207	460	8	675
Accumulated depreciation and impairment	(39)	(232)	(8)	(279)
Carrying amount 31 December 2004	168	228	—	396
Gross carrying amount	292	477	11	780
Accumulated depreciation and impairment	(45)	(284)	(8)	(337)
Carrying amount 31 December 2005	**247**	**193**	**3**	**443**

The carrying amounts of property, plant and equipment for the period presented in the Group financial statements as at 31 December 2005 are reconciled as follows:

Carrying amount 1 January 2004	173	242	—	415
Additions	—	36	—	36
Depreciation	(5)	(50)	—	(55)
Carrying amount 31 December 2004	168	228	—	396
Additions	85	17	3	105
Depreciation	(6)	(52)	—	(58)
Carrying amount 31 December 2005	**247**	**193**	**3**	**443**

11. Inventories

	2005 £'000	2004 £'000
Raw materials and consumables	**194**	121
Work-in-progress	**125**	116
Finished goods	**12**	14
	331	251

12. Trade and other receivables

	2005 £'000	2004 £'000
Trade receivables	**2,812**	2,114
Other receivables	**91**	90
Payments and accrued income	**62**	119
	2,965	2,323

13. Trade and other payables

	2005 £'000	2004* £'000
Trade payables	**307**	224
Other taxes and social security costs	**102**	51
Accruals and deferred income	**787**	579
	1,196	854

*Restated under IFRS (see note 2).

Notes to the Group accounts

14. Non-current liabilities

	2005 £'000	2004 £'000
Finance lease obligations	**2**	—
Deferred taxation	**19**	—
	21	—

15. Borrowings

The Group has an overdraft facility of £100,000, which falls due for renewal on 31 October 2006. No use has been made of gearing during 2005 to sustain the Group's operations.

16. Financial instruments: risk profile

The Group's principal financial instruments have comprised bank loans, finance leases and hire purchase contracts, and cash and short-term deposits. The Group has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments is undertaken.

The Board reviews and agrees policies for managing each financial instrument risk and they are summarised below. The disclosures in this note exclude information relating to short-term debtors and creditors, except relating to credit risk and foreign currency risk.

Credit risk

The group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are reputable international banks.

Liquidity risk

During the year ended 31 December 2005 the Group operated without borrowings. The Board continues to keep the liquidity position under review.

Interest rate risk profile of financial liabilities

The Group had an overdraft facility, but this was not used for borrowing purposes, as described in note 15 above. No balance was outstanding at 31 December 2005 (2004: £Nil).

Interest rate risk of financial assets

The Board periodically reviews any exposure the Group may have to interest rate fluctuations. The weighted average interest rate received on deposited funds was 4.07% during the year.

Foreign currency risk

The Group's subsidiary, Gall Thomson Environmental, conducts part of its business in US dollars. Gall Thomson Environmental held the following balances denominated in US dollars as at 31 December:

	2005 £'000	2004 £'000
Debtors	**436**	398
Cash	**45**	36
Creditors	**(30)**	(26)

The Group keeps under review the extent of its exposure to currency fluctuations.

Fair values

The directors consider there to be no material difference between the book value and fair value of the Group's financial instruments in either financial year.

17. Share capital

	2005 £'000	2004 £'000
Authorised:		
500,000,000 (2004: 500,000,000) Ordinary shares of 0.5 pence each	**2,500**	2,500
Allotted, called up and fully paid:		
237,696,286 (2004: 237,696,286) Ordinary shares of 0.5 pence each	**1,188**	1,188

47,539,257 ordinary shares are held by the trustees of the Lupus Employee Share Ownership Trust ("the lesot") under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004. The lesot subscribed for the shares in cash at a price of 17.25p per share using funds contributed to the lesot by the Company.

The issue of the shares to the lesot gave rise to an additional £237,696 of paid up share capital and £7,962,826 of share premium, offset by a charge to the reserves of £8,200,522. There was no change to the net assets of the Company as a result of the share issue. However, there was a reduction of £8,200,522 in the distributable reserves, which would have impeded the Company's ability to pay dividends. An extraordinary general meeting of shareholders on 24 May 2005 approved a reduction of the entire share premium account to create a reserve to offset the deficit on distributable reserves. The approval of the Court was also obtained and the share premium account was reduced accordingly.

The Company requested the trustees of the lesot to hold the shares for the benefit of the family of Greg Hutchings, executive chairman of the Company. On 31 December 2005 that request became unconditional, since Mr Hutchings was still employed by the Company at that date.

Contingent rights to the allotment of shares

At 31 December 2005 there were 714,285 contingent rights to the allotment of shares, in respect of options granted to Mr Hutchings under the EMI scheme. The shares held by the lesot are available to satisfy these contingent rights.

18. Movements on share capital and reserves

	Share capital £'000	Share premium account £'000	Merger reserve £'000	Lesot reserve £'000	Profit and loss account* £'000	Total £'000
At 1 January 2004	864	4,709	10,389	—	(2,801)	13,161
Shares issued net of costs	86	1,145	—	—	—	1,231
Lesot share issue	238	7,963	—	(8,201)	—	—
Capital reorganisation	—	(13,817)	—	—	13,817	—
Loss for the year	—	—	—	—	(5,588)	(5,588)
Lesot cost included in loss for the year	—	—	—	—	6,715	6,715
Dividends	—	—	—	—	(851)	(851)
At 1 January 2005	1,188	—	10,389	(8,201)	11,292	14,668
Lesot share issue	—	—	—	8,201	(8,201)	—
Profit for the year	—	—	—	—	2,151	2,151
Dividends paid	—	—	—	—	(941)	(941)
At 31 December 2005	**1,188**	**—**	**10,389**	**—**	**4,301**	**15,878**

The shares held by the lesot are held at the discretion of the trustees of the lesot for the benefit of Mr Hutchings's family. The Company retained the right until 31 December 2005 to ask the trustees to reverse this allocation if Mr Hutchings ceased to be an employee of the Company. The cost of these shares is no longer identified separately in the reserves, reflecting the fact that this residual element of control on the part of the Company has ceased to be effective.

Included within the profit and loss account above, is £96,000, which represents an amount transferred to a Special Reserve within the accounts of a subsidiary company under the terms of a Court Order on a reduction in share capital of that company.

*Restated under IFRS (see note 2).

Notes to the Group accounts

19. Cash and cash equivalents

	1 January 2005 £'000	Cash flow £'000	**31 December 2005 £'000**
Cash at bank and in hand	1,649	1,005	**2,654**

20. Contingent liabilities

The Group's banking arrangements include a cross corporate guarantee for bank overdrafts and borrowings of all group undertakings, which are included within set-off arrangements. At 31 December 2005, the Group had overdraft facilities available to it of £100,000, none of which was utilised.

21. Financial commitments

The Group had future annual lease commitments under non-cancellable operating leases as at 31 December as follows:

	Land and buildings	
	2005 £'000	2004 £'000
Expiry date:		
Within one year	**62**	—
Between one and five years	**8**	84
Present value of minimum lease payments	**69**	81

22. Investments in subsidiaries

Details of the principal subsidiaries of the Group, all of which are wholly owned, incorporated and operate in England, are as follows:

	Nature of business
Gall Thomson Environmental Limited	Oil services
KLAW Products Limited*	Industrial couplings
Octroi Group Limited	Investment company
Lupus Capital Management Limited	Management services

*held by a subsidiary

23. Post balance sheet events

On 3 March 2006 the Company announced its intention to acquire, through its subsidiaries, the building products business of Schlegel, a subsidiary of Unipoly Holdings Limited for £84 million in cash. At an EGM held on 29 March 2006 the Company's shareholders approved the acquisition and on 4 April 2006, the Company announced the completion of the transaction.

The acquisition was funded by the raising of £53 million by way of a Placing and Open Offer of 378,571,429 new ordinary shares in the Company at an issue price of 14p per share and by a new debt facility comprising a term loan of £35 million and a multicurrency revolving loan facility of £10 million. Of the new ordinary shares issued, 299,339,334 shares were placed with institutional and certain other investors under the Placing and 79,232,095 shares were issued to existing shareholders under the terms of the Open Offer on the basis of one share for every three held as at 1 March 2006.

The acquisition was classified as a reverse takeover and the Company's listing on the Official List was cancelled with effect from 4 April 2006. At the same time the enlarged issued share capital of the Company was admitted to trading on AIM. As it was only possible to prepare one year of financial information for the Schlegel business and due to the fact that Schlegel prepares its financial statements under UK GAAP rather than IFRS, the directors took the view that it would not have been possible to complete the transaction and list the enlarged group on the Official List.

Report of the independent auditors to the members of Lupus Capital plc

We have audited the parent company financial statements of Lupus Capital plc for the year ended 31 December 2005, which comprise the balance sheet and the related notes 1 to 14. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Lupus Capital plc for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with United Kingdom law and accounting standards (United Kingdom Generally Accepted Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the parent company financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. This other information comprises only the Chairman's Statement, the Directors' Report, the unaudited part of the Directors' Remuneration Report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Grant Thornton UK LLP
Chartered Accountants and Registered Auditors
London
7 April 2006

Company balance sheet

As at 31 December 2005

	Note	2005 £'000	2004* £'000
Fixed assets			
Investments	5	**25,100**	25,100
		25,100	25,100
Current assets			
Debtors	6	**5**	5
Cash at bank and in hand		**5,059**	4,050
		5,064	4,055
Creditors: amounts falling due within one year	7	**(3,718)**	(3,548)
Net current assets		**1,346**	507
Total assets less current liabilities		**26,446**	25,607
Creditors: amounts falling due after more than one year	8	**(7,876)**	(7,876)
Net assets		**18,570**	17,731
Capital and reserves			
Called up share capital	10	**1,188**	1,188
Merger reserve	11	**8,920**	8,920
Lesot reserve	11	**—**	(8,201)
Profit and loss account	11	**8,462**	15,824
Equity shareholders' funds		**18,570**	17,731

*Restated (see note 2).

The financial statements were approved by the Board on 7 April 2006.

Greg Hutchings
Chairman

Denis Mulhall
Director

Notes to the Company accounts

1. Accounting policies

1.1 Going concern basis

The financial statements have been prepared on the going concern basis.

1.2 Accounting convention

The financial statements have been prepared in accordance with applicable UK accounting standards (UK GAAP). In order to harmonise UK GAAP with International Financial Reporting Standards a number of new accounting standards have been introduced during 2005 including FRS 20, FRS 21, FRS 25 and FRS 28. The Company adopted all the required new accounting standards and the financial statements for 2004 have been restated where necessary. The relevant changes of accounting policies are as follows:

In accordance with FRS21, dividends payable are no longer recorded as liabilities until a legal requirement to pay them has arisen. Payment of the final dividend for the year 2004 did not become a legal obligation of the Company until after 31 December 2004. Therefore this dividend is added back to the shareholders' funds previously shown as at 31 December 2004.

The financial effects of this change upon the results for the year ended 31 December 2004 are set out in note 2 below.

There was no material impact on the accounts of prior years arising from the adoption of the other new standards.

All other accounting policies remain unchanged from those used in the last annual accounts.

1.3 Investments

Investments in subsidiaries are stated at cost less any provision for permanent diminution in value.

1.4 Cash

Cash includes cash at bank and in hand.

1.5 Financial instruments

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Trade payables are stated at their nominal amount.

1.6 Bank borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received. All borrowing costs are expensed as incurred, on an accruals basis, to the Company income statement using the effective interest rate method.

1.7 Share based employee remuneration

All share-based payment arrangements are recognised in the consolidated financial statements. The Group operates an equity-settled share-based remuneration plan for remuneration of its employees.

All employee services received in exchange for the grant of any share-based remuneration are measured at their fair values. These are indirectly determined by reference to the fair value of the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based remuneration is ultimately recognised as an expense in profit or loss with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Upon exercise of share options, the proceeds received net of any directly attributable costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

2. Restatement of prior year accounts

The restatements required by the changes in accounting policy, as set out in note 1 above, are as follows:

(a) Transfer to reserves

	Year ended 31 December 2004 £'000
Amount transferred to reserves, as previously stated	(6,368)
Proposed dividend written back	627
Final dividend for 2003, paid in 2004	(551)
As restated	(6,292)

Notes to the Company accounts

2. Restatement of prior year accounts continued

(b) Net assets

	At 1 January 2005 £'000	At 1 January 2004 £'000
Opening net assets, as previously stated	**17,104**	15,526
Proposed dividends written back	**627**	551
As restated	**17,731**	16,077

3. Profit attributable to the shareholders of the Company

The Company is an investment holding company. It receives dividend income from subsidiaries and bank interest. It pays loan interest to a subsidiary. Almost all administrative expenses are paid by the Company's subsidiary, Lupus Capital Management Limited, including the whole amount of relevant auditor's remuneration and operating lease costs.

As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been included in these accounts. The profit on ordinary activities attributable to shareholders of the Company dealt with in those accounts was £1,780,000 (2004: loss £5,441,000).

4. Employees

Number of employees

	2005 Number	2004 Number
Administration	**5**	5

Employment costs

The employment costs of these employees were paid by Lupus Capital Management Limited. The Company made no contributions towards the personal pension arrangements of directors or employees in the year ended 31 December 2005 (2004: Nil).

Full details of directors' remuneration are contained in the audited part of the directors' remuneration report on page 14.

5. Fixed asset investments

	Investments in subsidiaries £'000
Cost	
At 1 January 2005 and 31 December 2005	**25,711**
Provisions	
At 1 January 2005 and 31 December 2005	**611**
Net book value	
At 31 December 2005	**25,100**
At 1 January 2005	25,100

In the opinion of the directors, the aggregate value of the Company's investments in subsidiary undertakings is not less than the amount included in the balance sheet.

Investments in subsidiaries

Details of the principal subsidiaries of the Company, all of which are wholly owned, incorporated and operate in England, are as follows:

	Nature of business
Gall Thomson Environmental Limited	Oil services
KLAW Products Limited*	Industrial couplings
Octroi Group Limited	Investment company
Lupus Capital Management Limited	Management services

*held by a subsidiary

6. Debtors

	2005 £'000	2004 £'000
Amounts due from subsidiary undertakings	**5**	5

7. Creditors: amounts falling due within one year

	2005 £'000	2004* £'000
Amounts owed to Group undertakings	**3,705**	3,548
Corporation tax	**13**	—
	3,718	3,548

*Restated (see note 2).

8. Creditors: amounts falling due after more than one year

	2005 £'000	2004 £'000
Loan notes owed to Group undertakings	**7,876**	7,876

9. Borrowings

The Group overdraft facility of £100,000 is available to the Company. It falls due for renewal on 31 October 2006. No use has been made of gearing during 2005 to sustain the Company's operations.

10. Share capital

The share capital of the Company is as set out in note 17 of the Group accounts.

11. Movements on share capital and reserves

	Share capital £'000	Merger reserve £'000	Lesot reserve £'000	Profit and loss account* £'000
At 1 January 2005	1,188	8,920	(8,201)	15,824
Lesot share issue	—	—	8,201	(8,201)
Profit for the year	—	—	—	1,780
Dividends	—	—	—	(941)
At 31 December 2005	**1,188**	**8,920**	**—**	**8,462**

*Restated (see note 2).

The movement on the lesot reserve is as set out in note 18 of the Group accounts.

12. Contingent liabilities

The Company's contingent liabilities are set out in note 20 of the Group accounts.

13. Financial commitments

At 31 December 2005 the Company had future annual lease commitments under non-cancellable operating leases as stated below. These commitments are met on the Company's behalf by Lupus Capital Management Limited.

	Land and buildings 2005 £'000	2004 £'000
Expiry date:		
Within one year	**57**	—
Between one and five years	**—**	76
	57	76

14. Post balance sheet events

Details of the post balance sheet events are set out in note 23 of the Group accounts.

Advisers

Secretary
Cavendish Administration Limited

Company number
2806007

Registered office
Crusader House
145-157 St John Street
London EC1V 4RU

Auditors
Grant Thornton UK LLP
Grant Thornton House
Melton Street
London NW1 2EP

Registrar
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Stockbrokers
HSBC
8 Canada Square
London E14 5HQ

Marshall Securities Limited
Crusader House
145-157 St John Street
London EC1V 4RE

Form of proxy

Lupus Capital plc

I/We ______________________________

of ______________________________

(BLOCK CAPITALS PLEASE)

being (a) member(s) of Lupus Capital plc appoint the chairman of the meeting or

(see note 1) of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at the offices of Slaughter & May, One Bunhill Row, London, EC1Y 8YY on 17 May 2006 at 3.00 pm and at any adjournment thereof.

Please indicate with an X in the spaces provided how you wish your votes to be cast on the resolutions specified.

Resolution		For	Against	Abstain
1.	To receive and adopt the directors' report, the annual accounts and the auditors' report for the year ended 31 December 2005.			
2.	To declare a final dividend.			
3.	To re-appoint Mr Hoad as a director			
4.	To re-appoint Grant Thornton LLP as auditors to the Company and to authorise the directors to set their remuneration.			
5.	To approve the directors' remuneration report			
6.	To approve the amendment to the dates of the Share Incentive Arrangements, as detailed on page 14.			

Subject to any voting instructions so given the proxy will vote, or may abstain from voting, on any resolution as he may think fit.

Signature ....Dated this.................... day of 2006

NOTES

1. If you so desire you may delete the words 'chairman of the meeting' and insert the name of your own choice of proxy, who need not be a member of the Company. Please initial such alteration.
2. The proxy form must be lodged at the Company's registrars, Capita IRG Plc, not less than 48 hours before the time fixed for the meeting. In default the proxy cannot be treated as valid.
3. A corporation must execute the proxy under its common seal or under the hand of an officer or attorney duly authorised
4. If this proxy form is executed under a power of attorney or other authority, such power of attorney or other authority or a notarially certified copy thereof must be lodged with the Registrars with the proxy form.
5. In the case of joint holders the vote of the senior shall be accepted to the exclusion of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the joint holding.

Second fold

BUSINESS REPLY SERVICE
Licence No. MB122

1

Capita Registrars (Proxies)
P.O. Box 25
BECKENHAM
Kent
BR3 4BR

First fold

Third fold
and tuck in flap opposite

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Lupus Capital plc will be held at the offices of Slaughter & May, One Bunhill Row, London EC1Y 8YY, on 17 May 2006 at 3.00 pm, for the following purposes:

1. To receive and adopt the accounts for the year ended 31 December 2005 together with the reports of the directors and auditors thereon.
2. To declare a final dividend.
3. To reappoint Mr Hoad as a director who retires by rotation and offers himself for re-election.
4. To reappoint Grant Thornton UK LLP as auditors of the Company and to authorise the directors to set their remuneration.
5. To approve the directors' remuneration report.
6. To approve that the dates of the Share Incentive Arrangements be amended as detailed on page 14.

By order of the Board

Cavendish Administration Limited
Company Secretary
7 April 2006

Registered Office:
Crusader House
145-157 St John Street
London EC1V 4RU

Notes:
1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, forms of proxy and any power of attorney or other authority under which it is signed must be lodged with the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time fixed for the meeting. A form of proxy is enclosed with this notice for use.
3. Completion and return of a proxy form does not preclude a member from attending and voting at the meeting.
4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the time by which a person must be entered on the register of members in order to have the right to attend and vote at the Annual General Meeting is 48 hours prior to the time fixed for the meeting or, if the meeting is adjourned, such time being not more than 48 hours prior to the time fixed for the adjourned meeting. Changes to entries on the register of members after that time will be disregarded in determining the right of any person to attend or vote at the meeting.
5. The register of directors' interests in the share capital of the Company is available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.

Designed and produced by **CarrKamasa** Design

Lupus Capital plc
85 Buckingham Gate
London
SW1E 6PD

020 7976 8000
020 7976 8014
www.lupuscapital.co.uk

END